Exhibit 99.1
SAP AG®
of Walldorf, Germany
Securities Identification Number (Wertpapierkennnummer): 716 460
ISIN: DE 000 7 164 600
The shareholders in our Company are hereby invited to attend the twentieth annual general meeting of shareholders at
Rosengarten Congress Center,
Rosengartenplatz 2,
68161 Mannheim, Germany,
on Thursday, May 10, 2007 at 10:00 a.m.

Contents

1.	Presentation of the adopted annual financial statements, the approved group financial statements, the management report and the group management report and the Supervisory Board’s report for the fiscal year 2006	page	4

2.	Resolution on the appropriation of the retained earnings of the fiscal year 2006	page	4

3.	Resolution on the formal approval of the acts of the Executive Board in the fiscal year 2006	page	5

4.	Resolution on the formal approval of the acts of the Supervisory Board in the fiscal year 2006	page	5

5.	Appointment of the auditor of the financial statements and group financial statements for the fiscal year 2007	page	5

6.	Elections to the Supervisory Board	page	5

7.	Resolution on the authorization to acquire and use treasury shares pursuant to Section 71 (1) no. 8 of the German Stock Corporation Act (Aktiengesetz; AktG), with possible exclusion of the shareholders’ subscription rights and any right to offer shares	page	6

8.	Resolution on the authorization to use equity derivatives in connection with the acquisition of treasury shares	page	11

9.	Resolution on the approval of making information available to shareholders by means of telecommunication and amending Clause 3 of the Articles of Incorporation	page	14

Information relating to Item 6 on the agenda (Elections to the Supervisory Board)	page	15

Reports of the Executive Board concerning Items 7 and 8 on the agenda	page	17

AGENDA
1.	Presentation of the adopted annual financial statements, the approved group financial statements, the management report and the group management report and the Supervisory Board’s report for the fiscal year 2006

These documents, and the Executive Board proposal for the appropriation of retained earnings, are available for inspection at the offices of SAP AG, Dietmar-Hopp-Allee 16, 69190 Walldorf, Germany, and can be viewed on the Internet at www.sap.com/agm. They are also available for inspection at the general meeting of shareholders. A copy of the above documents will be sent to any shareholder upon request without delay and free of charge.
2.	Resolution on the appropriation of the retained earnings of the fiscal year 2006

The Executive Board and the Supervisory Board propose that the following resolution be adopted:

The reported retained earnings in the amount of € 1,647,334,719.50 are to be appropriated as follows:

–	Payment of a dividend in the amount of € 0.46 per no-par value share	= € 557,372,923.74

–	and carry-forward of the remainder to new account	= € 1,089,961,795.76
The dividend amount and the remainder to be carried forward to new account set out above are based on a capital stock carrying dividend rights of € 1,211,680,269.00, divided into 1,211,680,269 no-par value shares, as at the date of preparation of the annual financial statements (March 7, 2007).
The number of shares carrying dividend rights may have changed by the time the resolution on the appropriation of retained earnings is passed. If this is the case, the resolution proposal will be adjusted accordingly and presented at the general meeting of shareholders, and an unchanged dividend of € 0.46 will be made per no-par value share. Such adjustment will be made as follows: Where the number of shares carrying dividend rights, and thus the total dividend amount, decreases, the amount to be carried forward to new account will be raised accordingly. Where the number of shares carrying dividend rights, and thus the total dividend amount, increases, the amount to be carried forward to new account will be reduced accordingly.
The dividend will be distributed on or after May 11, 2007.

3.	Resolution on the formal approval of the acts of the Executive Board in the fiscal year 2006

The Supervisory Board and the Executive Board propose that the acts of the members of the Executive Board in the fiscal year 2006 be formally approved.

4.	Resolution on the formal approval of the acts of the Supervisory Board in the fiscal year 2006

The Executive Board and the Supervisory Board propose that the acts of the members of the Supervisory Board in the fiscal year 2006 be formally approved.

5.	Appointment of the auditor of the financial statements and group financial statements for the fiscal year 2007

The Supervisory Board proposes that KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft of Frankfurt am Main/Berlin, Germany, be appointed auditor of the financial statements and group financial statements for the fiscal year 2007.

6.	Elections to the Supervisory Board

The current term of office of all the shareholder representatives on the Supervisory Board is due to expire at the end of the general meeting of shareholders on May 10, 2007, thus rendering it necessary to re-elect the shareholder representatives.

In accordance with Sections 96 (1), 101(1) AktG in conjunction with Section 7 (1) sentence 1 no. 2 of the German Co-determination Act (Mitbestimmungsgesetz) of 1976, the Supervisory Board is comprised of eight representatives of each the shareholders and the employees. The general meeting of shareholders is not restricted to the nominees when electing shareholder representatives.

The Supervisory Board proposes that the following persons be elected to the Supervisory Board as shareholder representatives (with the election for each individual being held separately):
a)	Pekka Ala-Pietilä, resident in Helsinki, Finland, Chief Executive Officer of Blyk Ltd., London, Great Britain

b)	Prof. Dr Wilhelm Haarmann,
resident in Kronberg im Taunus, Germany,
Attorney-at-law, certified public auditor, certified tax advisor and partner of HAARMANN Partnerschaftsgesellschaft, Rechtsanwälte, Steuerberater, Wirtschaftsprüfer, Frankfurt am Main, Germany

c)	Dr h.c. Hartmut Mehdorn, resident in Berlin, Germany, Chairman of the Executive Board of Deutsche Bahn AG, Berlin, Germany

d)	Prof. Dr-Ing. Dr h.c. Dr-Ing. E.h. Joachim Milberg, resident in Baldham, Germany, Chairman of the Supervisory Board of BMW AG, Munich, Germany

e)	Prof. Dr h.c. mult. Hasso Plattner, resident in Schriesheim, Germany, Chairman of the Supervisory Board of SAP AG

f)	Prof. Dr Dr h.c. mult. August-Wilhelm Scheer, resident in Saarbrücken-Dudweiler, Germany, Professor at Saarbrücken University

g)	Dr Erhard Schipporeit, resident in Hanover, Germany, Management consultant

h)	Prof. Dr-Ing. Dr-Ing. E.h. Klaus Wucherer, resident in Ungelstetten, Germany, Member of the Corporate Executive Committee of Siemens AG, Berlin and Munich, Germany
Information relating to any membership of the nominees proposed by the Supervisory Board of other supervisory boards (Aufsichtsräte) required by law and any membership of similar domestic or foreign supervisory bodies as required under Section 125 (1) sentence 3 AktG is set out in the section below entitled “Information relating to Item 6 on the agenda (Elections to the Supervisory Board)”.
The members of the current Supervisory Board agree to re-nominate Prof. Dr h. c. mult. Hasso Plattner as chairperson of the Supervisory Board at the constituent meeting of the Supervisory Board following the general meeting of shareholders of May 10, 2007.
7.	Resolution on the authorization to acquire and use treasury shares pursuant to Section 71 (1) no. 8 AktG, with possible exclusion of the shareholders’ subscription rights and any right to offer shares
By March 21, 2007 (date of the adoption of the annual financial statements), the authorizations granted by the general meeting of shareholders of May 9, 2006 regarding the acquisition of treasury shares had been exercised by way of the acquisition of 13,561,646 treasury shares. Following said acquisition, the Company, as at March 21, 2007, held 58,029,371 treasury shares. Since the authorizations for acquisition granted on May 9, 2006 will expire on October 31, 2007, it is proposed that, to the extent not yet exercised, they be revoked and replaced by a new authorization as proposed below.

The Executive Board and the Supervisory Board propose that the following resolution be adopted:
a)	The authorizations granted on May 9, 2006 concerning the acquisition of treasury shares, to the extent not yet exercised, is revoked once the following authorization takes effect:

b)	The Executive Board is authorized to acquire, on or before October 31, 2008, shares in the Company with a pro rata amount of capital stock represented by such shares of up to € 120 million in aggregate, with the proviso that the shares to be purchased by virtue of this authorization, together with any other shares which were previously acquired and are still held by the Company or which are attributable to the Company pursuant to Section 71 d and Section 71 e AktG, at no time account for more than 10% of the Company’s capital stock. This authorization may be exercised in whole or in part. For the term of the authorization, the acquisition may be effected in partial tranches on different acquisition dates up to the maximum acquisition volume. The acquisition may also be effected by any dependent group company of SAP AG within the meaning of Section 17 AktG or by any third party on behalf of such dependent group company or SAP AG.

The acquisition is subject to compliance with the principle of equal treatment (Gleichbehandlungsgrundsatz) within the meaning of Section 53 a AktG and will be effected (subject to the use of equity derivatives under the authorization resolved by the general meeting of shareholders of May 10, 2007 under Item 8 on the agenda) either on the stock exchange or by way of a public purchase offer to all shareholders, as the Executive Board deems fit.
aa)	In the event that the acquisition is effected on the stock exchange, the purchase price for the acquisition of one share (exclusive of any ancillary costs) may not exceed the average stock exchange price of the share on the Frankfurt Stock Exchange during the three trading days preceding the date of acquisition, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system), by more than 10% or fall below said price by more than 20%.

bb)	In the event that the acquisition is effected by way of a public purchase offer to all shareholders, the offering price per share (exclusive of any ancillary costs) may not exceed the average stock exchange price of the share on the Frankfurt Stock Exchange between the ninth and fifth trading day prior to the launching of the public purchase offer, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system) on the ninth, eighth, seventh, sixth and fifth trading day prior to the launching of the public purchase offer, by more than 20% or fall below said price by more than 20%. The volume of the purchase offer may be subject to an upper limit. If the total number of shares offered for sale exceeds this limit, acquisition may be performed according to the proportion of offered shares (proportion offered); moreover, orders pertaining to limited numbers of shares (up to 100 shares per shareholder) may be given preferential treatment, and the number of shares may be rounded according to commercial principles, in order to avoid fractional shares. Any further right of the shareholders to offer shares is excluded in this instance.
Where the acquisition of treasury shares is effected using equity derivatives under the authorization granted by the general meeting of shareholders of May 10, 2007 under Item 8 on the agenda, the shareholders will have a right to offer their SAP shares only to such extent as SAP AG is obliged to take delivery of such shares under option contracts. Any further right to offer is excluded in this instance.
c)	The Executive Board is authorized to resell on the stock exchange any treasury shares acquired by virtue of the above authorization in compliance with the principle of equal treatment within the meaning of Section 53 a AktG.

d)	The Executive Board is authorized to offer treasury shares acquired by virtue of the above authorization to the shareholders by way of an offer to all shareholders by maintaining the shareholders’ subscription rights and in compliance with the principle of equal treatment within the meaning of Section 53 a AktG.

e)	The Executive Board is authorized, subject to the consent of the Supervisory Board, to sell treasury shares acquired by virtue of the above authorization other than on the stock exchange or by way of an offer for sale to all share holders, provided that the shares are sold against payment in cash at a price which is not substantially below the average stock exchange price of the Company’s share on the Frankfurt Stock Exchange on the five trading days preceding the final determination of the selling price by the Executive Board, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system); the total scope of this authorization is limited to the lower of 10% of the Company’s capital stock existing at the time of the adoption of the resolution by the general meeting of shareholders of May 10, 2007 or 10% of the Company’s capital stock existing at the time of the sale of the shares. The authorized volume is to be reduced by the pro rata amount of capital stock represented by shares or to which option and/or conversion rights under bonds that were issued or disposed of, with the exclusion of subscription rights, on or after May 10, 2007 as a result of the direct, appropriate or mutatis mutandis application of Section 186 (3) sentence 4 AktG, relate.

f)	The Executive Board is authorized, subject to the consent of the Supervisory Board, to grant treasury shares acquired by virtue of the above authorization to third parties in connection with the acquisition of enterprises or any parts thereof or interests therein as consideration for the contribution of enterprises or any parts thereof or interests therein.

g)	The Executive Board is authorized to redeem treasury shares acquired by virtue of the above authorization without such redemption or the implementation thereof requiring a further resolution of the general meeting of shareholders. Said redemption will lead to a capital reduction. In derogation of the above, the Executive Board may resolve that the capital stock remain unaffected by such redemption and that the redemption of shares instead lead to an increase in the pro rata amount of capital stock represented by the remaining shares pursuant to Section 8 (3) AktG. In such event, the Executive Board is authorized to adjust the figure stated in the Articles of Incorporation.

h)	The Executive Board is authorized, subject to the consent of the Supervisory Board, to use treasury shares acquired by virtue of the above authorization for the purpose of servicing subscription rights issued under the SAP Stock Option Plan 2002 by virtue of the authorization of the general meeting of shareholders of May 3, 2002 and to transfer such shares to the respective holders of such rights in accordance with the terms and conditions determined in the resolution on Item 11 on the agenda of the general meeting of shareholders of May 3, 2002. In this context, the pro rata amount of capital stock represented by the treasury shares transferred by virtue of said authorization, plus any treasury shares previously transferred by virtue of the authorization set out in subsection i) below plus any shares issued on or after May 10, 2007 from contingent capital to service subscription rights within the meaning of Section 192 (2) no. 3 AktG may not account for more than 10% of the capital stock existing at the time of the adoption of the resolution by the general meeting of shareholders of May 10, 2007. Where such treasury shares are to be transferred to holders of subscription rights who are members of SAP AG’s Executive Board, the relevant decision will solely be made by the Supervisory Board.

The key features of the SAP Stock Option Plan 2002 are taken from the authorizing resolution adopted by the general meeting of shareholders of May 3, 2002. The authorizing resolution on the establishment of the “SAP Stock Option Plan 2002” is available for inspection at the commercial register of Mannheim as part of the notarial record of said general meeting of shareholders. The authorizing resolution is also available for inspection at the offices of SAP AG at Dietmar-Hopp-Allee 16, 69190 Walldorf, Germany, and may also be viewed on the Internet at www.sap.com/agm. It will further be available for inspection at the general meeting of shareholders. A copy will be sent to any shareholder upon request without delay and free of charge. The contents of the authorizing resolution on the establishment of the SAP Stock Option Plan 2002 are further set out in the invitation to the annual general meeting of shareholders of May 3, 2002, which was published in the German Federal Gazette (Bundesanzeiger) dated March 22, 2002.

i)	The Executive Board is authorized, subject to the consent of the Supervisory Board, to also use treasury shares acquired by virtue of the above authorization for the purpose of servicing conversion rights under any convertible bonds or subscription rights under any stock options issued under the SAP AG 2000 Long

Term Incentive Plan by virtue of the authorization of the general meeting of shareholders of January 18, 2000, supplemented and adjusted by the resolutions adopted by the general meeting of shareholders of May 3, 2001, and to transfer such treasury shares to the respective holders of the conversion or subscription rights in accordance with the terms and conditions determined in the above-mentioned resolutions passed by the general meeting of shareholders. In this context, the pro rata amount of capital stock represented by the treasury shares transferred by virtue of said authorization, plus any treasury shares previously transferred by virtue of the authorization set out in subsection h) above plus any shares issued on or after May 10, 2007 from contingent capital to service subscription rights within the meaning of Section 192 (2) no. 3 AktG may not account for more than 10% of the capital stock existing at the time of the adoption of the resolution by the general meeting of shareholders of May 10, 2007. Where such treasury shares are to be transferred to holders of conversion and subscription rights who are members of SAP AG’s Executive Board, the relevant decision will solely be made by the Supervisory Board.

The key features of the SAP AG 2000 Long Term Incentive Plan are taken from the authorizing resolution adopted by the general meeting of shareholders of January 18, 2000 as well as the content of supplementing and adjusting resolutions adopted by the general meeting of shareholders of May 3, 2001. The authorizing resolution on the establishment of the SAP AG 2000 Long Term Incentive Plan, together with the supplementing and adjusting resolutions adopted by the general meeting of shareholders of May 3, 2001, is available for inspection at the commercial register of Mannheim as part of the notarial records of said general meetings of shareholders. The resolutions are also available for inspection at the offices of SAP AG at Dietmar-Hopp-Allee 16, 69190 Walldorf, Germany, and may also be viewed on the Internet at www.sap.com/agm. They will further be available for inspection at the general meeting of shareholders. Copies will be sent to any shareholder upon request without delay and free of charge. The contents of the authorizing resolution on the establishment of the SAP AG 2000 Long Term Incentive Plan are further set out in the invitation to the extraordinary general meeting of shareholders of January 18, 2000, which was published in the German Federal Gazette dated December 9, 1999, and the contents of the supplementing and adjusting resolutions are set out in the invitation to the annual general meeting of shareholders of May 3, 2001, which was published in the German Federal Gazette dated March 23, 2001.

j)	The Executive Board is authorized, subject to the consent of the Supervisory Board, to use treasury shares acquired by virtue of the above authorization for the purpose of servicing conversion and/or option rights under convertible or warrant-linked bonds issued by the Company by virtue of the authorizations granted by the resolutions relating to Item 11 on the agenda of the general meeting of shareholders of May 9, 2006, subsections a) and b), and to transfer them to the holders of such conversion and/or subscription rights in accordance with the conditions defined in the aforementioned general meeting resolutions.

The key features of such convertible and/or warrant-linked bonds are taken from the authorizing resolutions of the general meeting of May 9, 2006. These authorizing resolutions are available for inspection at the commercial register of Mannheim as part of the notarial records of said general meeting of shareholders. They are also available for inspection at the offices of SAP AG at Dietmar-Hopp-Allee 16, 69190 Walldorf, Germany, and may also be viewed on the Internet at www.sap.com/agm. They will further be available for inspection at the general meeting of shareholders. Copies will be sent to any shareholder upon request without delay and free of charge. The contents of the authorizing resolutions are further set out in the invitation to the annual general meeting of shareholders of May 9, 2006, which was published in the German Federal Gazette dated March 30, 2006.

k)	The shareholders’ subscription rights are excluded to the extent that the Executive Board uses the shares for the purposes set out in subsections c), e), f), h), i) or j) above. The shareholders’ subscription rights are further excluded to the extent that the Supervisory Board transfers the shares pursuant to subsections h) or i) above to the holders of conversion and/or subscription rights who are members of SAP AG’s Executive Board. In addition, subject to the consent of the Supervisory Board, the Executive Board, in the event of a sale of treasury shares in connection with an offer for sale to the Company’s shareholders in accordance with subsection d), may exclude the shareholders’ subscription rights in respect of fractional shares.

l)	The authorizations for using treasury shares set out above may be exercised once or several times, in whole or in part and in respect of a specific portion of acquired treasury shares. The authorizations of May 9, 2006 for use of acquired treasury shares remain unaffected.
8.	Resolution on the authorization to use equity derivatives in connection with the acquisition of treasury shares

Under Item 7 on the agenda of the general meeting of shareholders of May 10, 2007, the Executive Board and the Supervisory Board propose that the Executive Board be authorized to acquire shares in the Company with a pro rata amount of capital stock represented by such shares of up to € 120 million in aggregate. It is proposed that the Executive Board be additionally authorized to use, in connection with the repurchase of treasury shares, equity derivatives in the form of put or call options on shares in the Company.

Therefore, the Executive Board and the Supervisory Board propose that the following resolution be adopted:
a)	The repurchase of treasury shares by the Company or any dependent group company of SAP AG within the meaning of Section 17 AktG or any third party acting on behalf or for the account of the Company or such dependent group company (hereinafter, “SAP”) by virtue of the authorization resolved by the general meeting of shareholders of May 10, 2007 under Item 7 on the agenda may also be effected, in accordance with the terms set out in subsections b) to e) below, using equity derivatives in the form of put or call options on shares in the Company. For such purpose, either aa) put or call option contracts may be concluded with a financial institution with the proviso that such financial institution, upon the exercise of the options, only delivers shares which it previously acquired on the stock exchange, subject to compliance with the principle of equal treatment, at the then current stock exchange price of the share in the XETRA trading system (or any successor system) of the Frankfurt Stock Exchange, or bb) put options may be sold on the stock exchange, or cc) the conclusion of put or call option contracts may be publicly offered to all shareholders or put option contracts may be concluded with a credit institution or an undertaking within the meaning of Section 53 (1) sentence 1 or Section 53 b (1) sentence 1 or (7) of the German Banking Act (Kreditwesengesetz; “KWG”) (hereinafter, the “Issuing Company”) subject to the obligation to offer the put options to the shareholders for subscription. In the event that, in the case of subsection cc) above, the offer is oversubscribed, the Company may conclude option contracts or the Issuing Company sell put options in accordance with the demand among shareholders for conclusion of option contracts or put options; it is also possible for orders relating to the conclusion of such option contracts or the sale of such put options and pertaining to limited numbers of shares (options in respect of up to 100 shares per shareholder) to be given preferential treatment, and a rounding rule according to commercial principles to be applied in order to avoid option rights relating to fractional shares.

b)	The use of put or call options in connection with the repurchase of treasury shares is subject to the consent of the Supervisory Board. Such consent is not required to relate to individual option contracts. It may be granted generally, i.e. in relation to a specific term or a specific volume.

c)	The term of the put options used in connection with the acquisition of treasury shares may not exceed one year; the final exercise date shall be prior to November 1, 2008. Notwithstanding an additional authorization granted by a subsequent general meeting of shareholders, call options for the purpose of acquiring treasury shares may not be exercised after October 31, 2008.

d)	The permissible purchase price for the acquisition of shares by SAP upon the exercise of the option (hereinafter, the “Exercise Price”) shall be determined as follows:
aa)	In the event that the acquisition of the shares is effected by way of an option contract with a financial institution with the proviso that the relevant financial institution, upon the exercise of the options, only delivers shares which it previously acquired on the stock exchange, subject to compliance with the principle of equal treatment, at the then current stock exchange price of the share in the XETRA trading system (or any successor system) of the Frankfurt Stock Exchange, the Exercise Price per share may not exceed the average stock exchange price of the share on the Frankfurt Stock Exchange during the three trading days preceding the conclusion of the relevant option contract, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system), by more than 10% or fall below said price by more than 20%.

bb)	In the event that put options are sold on the stock exchange, the Exercise Price per share may not exceed the average stock exchange price of the share on the Frankfurt Stock Exchange during the three trading days preceding the sale of the relevant option on the stock exchange, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system), by more than 10% or fall below said price by more than 20%.

cc)	In the event that the conclusion of put or call option contracts is publicly offered to all shareholders or if put option contracts are concluded with an Issuing Company subject to the obligation to offer such options to the shareholders for subscription, the Exercise Price per share may not exceed the average stock exchange price of the share on the Frankfurt Stock Exchange between the ninth and fifth trading day prior to the launching of the offer regarding the conclusion of option contracts or the option purchase offer, as applicable, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system) on the ninth, eighth, seventh, sixth and fifth trading day prior to the launching of the offer regarding the conclusion of option contracts or the option purchase offer, as applicable, by no more than 20% or fall below said price by more than 20%.
e)	In the event that options are used for the purpose of acquiring treasury shares pursuant to subsection d) aa), the shareholders shall have no claim as to the conclusion of any such option contracts between them and SAP AG. In addition, the shareholders shall have no claim as to the conclusion of option contracts pursuant to subsection d) cc) above to the extent that, with regard to the conclusion of option contracts, any orders pertaining to a limited number of shares will be given preferential treatment. Where options are sold on the stock exchange pursuant to subsection d) bb) above, the principle of equal treatment is complied with. Upon the acquisition of treasury shares, to the extent that options are used for this purpose, the shareholders will have a right to offer their SAP shares only to such extent as SAP AG is obliged to take delivery of such shares under option contracts. Any further right to offer is hereby excluded.

9.	Resolution on the approval of transmitting information to shareholders by means of telecommunication and amending Clause 3 of the Articles of Incorporation

Under Sections 30b (3) no. 1 and 46 (3) of the German Securities Trading Act (Wertpapierhandelsgesetz; WpHG), inserted as a result of the German Act Implementing the EU Takeover Directive (Act Implementing Directive 2004/109/EC of the European Parliament and of the Council of 15 December 2004 on the harmonisation of transparency requirements in relation to information about issuers whose securities are admitted to trading on a regulated market and amending Directive 2001/34/EC (Transparenzrichtlinie-Umsetzungsgesetz) — German Federal Law Gazette 2007 Part I no. 1 p. 10), stock corporations will only be permitted, after December 31, 2007, to transmit information to their shareholders by means of telecommunication if this has previously been approved at the general meeting of the shareholders. In order that the Company will in future have the opportunity to transmit information by such means, a corresponding approval resolution should be passed and recorded in the Articles of Incorporation.

The Executive Board and the Supervisory Board therefore propose that the following resolution be adopted:
a)	The transfer of information to the Company’s shareholders by means of telecommunication is approved in accordance with Section 30b (3) no. 1 a) WpHG in the version prevailing in the wake of the German Act Implementing the Transparency Directive of January 5, 2007 (German Federal Law Gazette 2007 Part I no. 1 p. 10).

b)	The heading to Section 3 of the Articles of Incorporation is to be reworded as follows:

“Official Notices and the Transfer of Information”

The existing provision under Section 3 of the Articles of Incorporation will become Section 3 paragraph 1 of the Articles of Incorporation. The following paragraph 2 will be inserted into Section 3 of the Articles of Incorporation:

“Information may also be transmitted to the Company’s shareholders by means of telecommunication, insofar as this is legally permissible.”
***

Information relating to Item 6 on the agenda (Elections to the Supervisory Board)
Information pursuant to Section 125 (1) sentence 3 AktG relating to the persons nominated by the Supervisory Board under Item 6 on the agenda
a)	Pekka Ala-Pietilä,

Membership of other supervisory boards required by law

none

Membership of similar domestic or foreign supervisory bodies
Board of Directors of Pöyry Plc, Vantaa, Finland
Board of Directors of CVON Group Limited (UK), London/Great Britain
Board of Directors of CVON Limited (UK), London/Great Britain
Board of Directors of CVON Innovations Limited (UK), London/Great Britain
Board of Directors of Blyk Services Oy (Finland), Helsinki/Finland
b)	Prof. Dr Wilhelm Haarmann,

Membership of other supervisory boards required by law
Supervisory Board of Aareon AG, Mainz, Germany
Supervisory Board of Vodafone Deutschland GmbH, Düsseldorf, Germany
Membership of similar domestic or foreign supervisory bodies none

c)	Dr h.c. Hartmut Mehdorn,

Membership of other supervisory boards required by law
Chairman of the Supervisory Board of DB Netz AG, Frankfurt am Main, Germany
Supervisory Board of DEVK Deutsche Eisenbahn Versicherung Lebensversicherungsverein a.G., Cologne, Germany
Supervisory Board of DEVK Deutsche Eisenbahn Versicherung Sach- und HUK-Versicherungsverein a.G., Cologne, Germany
Supervisory Board of Dresdner Bank AG, Frankfurt am Main, Germany
Supervisory Board of DB Magnetbahn GmbH, Munich, Germany
Membership of similar domestic or foreign supervisory bodies none

d)	Prof. Dr-lng. Dr h.c. Dr-lng. E.h. Joachim Milberg,

Membership of other supervisory boards required by law

Supervisory Board of MAN AG, Munich, Germany (until May 10, 2007) Supervisory Board of Bertelsmann AG, Guersloh, Germany Supervisory Board of Festo AG, Esslingen, Germanyy

Membership of similar domestic or foreign supervisory bodies

Board of Directors of Deere & Company, Moline, Illinois, USA

e)	Prof. Dr h.c. Hasso Plattner,

Membership of other supervisory boards required by law

none

Membership of similar domestic or foreign supervisory bodies none

f)	Prof. Dr Dr h.c. mult. August-Wilhelm Scheer,

Membership of other supervisory boards required by law

Chairman of the Supervisory Board of IDS Scheer AG, Saarbrücken, Germany
Chairman of the Supervisory Board of imc information multimedia communication AG, Saarbrücken, Germany
Supervisory Board of Saarbrücker Zeitung Verlag und Druckerei GmbH, Saarbrücken, Germany

Membership of similar domestic or foreign supervisory bodies

Board of Trustees of the Hasso Plattner Foundation for Software Systems Engineering, Potsdam, Germany
Member of the Senate of the Fraunhofer-Gesellschaft zur Förderung der angewandten Forschung e.V., Munich, Germany

g)	Dr Erhard Schipporeit,

Membership of other supervisory boards required by law

Supervisory Board of Deutsche Börse AG, Frankfurt am Main, Germany Supervisory Board of Talanx AG, Hanover, Germany Supervisory Board of HDI V.a.G., Hanover, Germany

Membership of similar domestic or foreign supervisory bodies none

h)	Prof. Dr-lng. Dr-lng. E.h. Klaus Wucherer,

Membership of other supervisory boards required by law

Supervisory Board of BSH Bosch und Siemens Hausgeräte GmbH, Munich, Germany Supervisory Board of Deutsche Messe AG, Hanover, Germany Supervisory Board of Infineon Technologies AG, Munich, Germany

Membership of similar domestic or foreign supervisory bodies

Chairman of the Advisory Board of Siemens S.A., Lisbon, Portugal Chairman of the Advisory Board of Siemens Ltd., Beijing, China Supervisory Board of Siemens Ltd., Mumbai, India
  ***

Reports of the Executive Board concerning Items 7 and 8 on the agenda
Report of the Executive Board concerning Item 7 on the agenda
Under Item 7 on the agenda of the general meeting of shareholders of May 10, 2007, the Executive Board and the Supervisory Board propose that the Executive Board be authorized to acquire treasury shares on behalf of the Company and to either resell or redeem such shares without requiring a further resolution of the general meeting of shareholders. Pursuant to Section 71 (1) no. 8 sentence 5 in conjunction with Section 186 (4) sentence 2 AktG, the Executive Board submits the following report on the reasons for the exclusion of the shareholders’ subscription rights in connection with the sale of treasury shares as well as the exclusion of any right to offer shares, which report, constituting an integral part of the present invitation, is also available to the shareholders for inspection at the general meeting of shareholders and, as of the day of the calling of the general meeting of shareholders, at the offices of the Company. The report may also be viewed on the Internet at www.sap.com/agm and will be sent to any shareholder upon request:
Under Item 7 on the agenda of the general meeting of shareholders of May 10, 2007, the Executive Board and the Supervisory Board propose that the Executive Board be authorized to acquire treasury shares on behalf of the Company. Under such authorization, the Executive Board has the option to acquire, on or before October 31, 2008, shares in the Company with a pro rata amount of capital stock represented by such shares of up to € 120 million in aggregate (i.e. 120 million shares, based on a pro rata amount of capital stock represented by one share of € 1.00).
The repurchase may (subject to the use of equity derivatives under the authorization proposed to the general meeting of shareholders under Item 8 on the agenda) either be effected on the stock exchange or by way of a public purchase offer to all shareholders, as the Executive Board deems fit.
In the event that the acquisition is effected by way of a purchase offer to all shareholders, the principle of equal treatment, as in connection with the acquisition of shares on the stock exchange, is to be observed. Should the volume offered at the stipulated price exceed the number of shares requested by the Company, it should be possible for acquisition to be performed according to the percentage of shares offered for sale (proportion offered). Only where acquisition is performed on the basis of the proportion offered as opposed to the proportion held the acquisition process can be executed along economically sound lines. Moreover, it should be possible for orders pertaining to limited numbers of shares (up to one hundred offered shares per shareholder) to be given preferential treatment. This option serves to avoid small, generally uneconomic, residual amounts and any corresponding disadvantage for minor shareholders. It also serves to simplify the actual execution of the acquisition procedure. Provision should also be made for a rounding rule to be applied according to commercial principles in order to avoid fractional shares. Thus the acquisition ratio and/or the number of shares to be acquired from an individual shareholder exercising a right to offer may be rounded according to commercial principles in such a way as to ensure that only whole shares are acquired. In this context, it is necessary, and, in the opinion of the Executive Board and the Supervisory Board, justified, and reasonable from the shareholders’ perspective to exclude any further right to offer.
Where treasury shares are acquired using equity derivatives under the authorization proposed to the general meeting of shareholders under Item 8 on the agenda, the shareholders shall have a right to offer their SAP shares only to such extent as SAP AG is obliged to take delivery of such shares under option contracts. Any further right to offer would render such repurchase of shares using equity derivatives impossible. The Executive Board has filed a separate report on using equity derivatives for repurchasing shares (Report concerning Item 8 on the agenda), which also constitutes an integral part of the present invitation and as such will also available to the shareholders for inspection at the general meeting of shareholders and, as of the day on which the general meeting of shareholders is publicly called, at the offices of the Company, as well as on the Internet at www.sap.com/agm. The report will also be sent to shareholders upon request. Supplementary reference to this report is thus deemed made at this point.
It should also be possible for dependent group companies of SAP AG within the meaning of Section 17 AktG to acquire treasury shares, or for third parties to acquire such shares for the account of SAP AG or such dependent companies.
It is proposed that the Executive Board be authorized to resell the shares on the stock exchange or, by maintaining the shareholders’ subscription rights, to offer the shares to the shareholders for acquisition in connection with a public offer for sale. Where the Executive Board sells treasury shares on the stock exchange, shareholders shall have no subscription rights. Under Section 71 (1) no. 8 sentence 4 AktG, sale (or purchase) of treasury shares on the stock exchange is sufficient for the purposes of the principle of equal treatment within the meaning of Section 53a AktG.
It is proposed that the Executive Board be authorized to redeem treasury shares without requiring a further resolution of the general meeting of shareholders. In this regard, it is proposed that the Executive Board also be authorized to implement the redemption in accordance with Section 237 (3) no. 3 AktG without any changes to the capital stock. In such event, the redemption of shares is to lead to an increase in the pro rata amount of capital stock represented by the remaining shares pursuant to Section 8 (3) AktG.
The resolution proposal under Item 7 on the agenda of the general meeting of shareholders of May 10, 2007 provides for the exclusion of the shareholders’ subscription rights in the case of the use of the repurchased treasury shares in the following cases:
It is proposed that the Executive Board be authorized, subject to the consent of the Supervisory Board, to exclude the shareholders’ subscription rights in respect of acquired treasury shares which account for up to 10% of the Company’s capital stock in aggregate, provided that the shares are sold against payment in cash at a price which is not substantially below the stock exchange price of the Company’s share on the Frankfurt Stock Exchange on the five trading days preceding the final determination of the selling price by the Executive Board, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system). The statutory basis of this so-called simplified exclusion of the shareholders’ subscription rights is Section 71 (1) no. 8 sentence 5 in conjunction with Section 186 (3) sentence 4 AktG. A possible deduction from the relevant stock exchange price will presumably not exceed 3%, and in no event 5%, of the stock exchange price. The option to exclude the shareholders’ subscription rights is intended to place the Executive Board in a position to selectively place shares with financial investors in order to attain, by way of market-oriented pricing, a maximum amount realized and thus an optimized strengthening of the equity base. This will allow to obtain, due to the increased flexibility in implementing measures without delay, a higher inflow of funds in favor of the Company as compared to an offer for sale to all shareholders by maintaining the shareholders’ subscription rights. It is true that Section 186 (2) sentence 2 AktG, as amended by the German Transparency and Disclosure Act, now allows the subscription price to be published three days prior to the expiration of the subscription period at the latest. In light of the volatility in the stock markets, however, this still involves a market risk, in particular a price change risk, for several days, which may lead to the deduction of safety margins in connection with the determination of the selling price and, therefore, to conditions which are not “near market”. In addition, the Company, if it granted subscription rights, would not be in a position to react to favorable market conditions at short notice due to the length of the subscription period. In order to comply with the limit applicable to the simplified exclusion of the shareholders’ subscription rights provided for in Section 186 (3) sentence 4 AktG of 10% of the capital stock, the authorization to dispose of acquired treasury shares subject to the simplified exclusion of the shareholders’ subscription rights, in each case as provided in more detail in the relevant resolution proposals, is limited to shares representing a pro rata amount of the Company’s capital stock of 10%. The resolution proposal under Item 7 on the agenda provides that, for the purpose of calculating the 10% threshold, the lower of the amount of the capital stock existing at the time of the adoption of the resolution concerning this authorization by the general meeting of shareholders of May 10, 2007 or the amount of the capital stock existing at the time of the exercise of the authorization is to be relevant. The resolution proposal also provides for a deduction clause, pursuant to which the authorized volume will be reduced to the extent that other authorizations concerning the simplified exclusion of the shareholders’ subscription rights are exercised from the date of the general meeting of shareholders. In light of the stated reasons, the proposed authorization is in the interest of the Company and its shareholders. Since the selling price for treasury shares to be granted will have to be determined by reference to the stock exchange price and the scope of the authorization is limited, the interests of the shareholders are, in the opinion of the Executive Board, adequately safeguarded. In addition, the shareholders intending to maintain their participation ratios have the option to acquire the required number of shares on the stock exchange.
It is further proposed that the Executive Board be authorized, subject to the consent of the Supervisory Board, to transfer the acquired treasury shares to any third party as consideration in connection with the acquisition of any enterprises or any parts thereof or interests therein. In this context, it is proposed that the shareholders’ subscription rights be equally excluded. SAP AG has to cope with international competition. The Company must always be in a position to act promptly and flexibly in the national and international markets in the interest of its shareholders. This also includes the option to acquire any enterprises or parts thereof or interests therein with a view to enhancing the Company’s competitive position. In individual cases, the best possible way of implementing this option, in the interest of the shareholders and the Company, may consist in acquiring an enterprise or any parts thereof or interest therein by way of granting shares in the acquiring company. Practical experience shows that the shareholders of companies that are attractive in terms of an acquisition frequently request the delivery of shares in the acquiring company as consideration for the respective sale. In order to be in a position to acquire such companies as well, SAP AG must have the option to grant treasury shares by way of consideration. The ability to grant SAP shares in this context is already provided for by means of the Authorised Capital II and IIa facilities in Section 4 of the Articles of Incorporation. In addition to this, however, the Company should also be able to offer shares as compensation for an acquisition without being forced to perform a capital increase, which is even more time-consuming due to the fact that such increase must be entered in the commercial register. Were shareholders’ subscription rights to be maintained, the acquisition of enterprises or any parts thereof or interests therein in return for the granting of acquired treasury shares would thus be impossible, rendering the associated benefits for the Company and its shareholders unattainable. The Company is currently not contemplating any specific acquisition in respect of which it intends to avail itself of this option. Should any specific opportunities with regard to the acquisition of an enterprise or any parts thereof or interest therein open up, the Executive Board will carefully assess whether or not to exercise the authorization concerning the granting of treasury shares. The Executive Board will do so only if it arrives at the conclusion that the acquisition of the relevant enterprise or interest therein against the granting of SAP shares is in the best interest of the Company. The Executive Board will report on the details in connection with the exercise of the authorization to the general meeting of shareholders following any acquisition against the granting of SAP shares.
Furthermore, it is proposed that the Executive Board be authorized, subject to the consent of the Supervisory Board and, to the extent that any members of the Executive Board are affected, the Supervisory Board be authorized to grant acquired treasury shares also for the purpose of servicing conversion and subscription rights under the SAP AG 2000 Long Term Incentive Plan and subscription rights under the SAP Stock Option Plan 2002 and to exclude the shareholders’ subscription rights in this regard. The transfer of treasury shares for the purpose of servicing these subscription rights instead of using the contingent capital will in particular contribute to preventing any dilution effects which might otherwise occur. Hence, the exclusion of the shareholders’ subscription rights is also in the interest of the existing shareholders. The authorizing resolution on the establishment of the SAP Stock Option Plan 2002 adopted by the general meeting of shareholders of May 3, 2002 is available for inspection at the commercial register of Mannheim as part of the notarial records of said general meeting of shareholders. They are also available for inspection at the offices of SAP AG at Dietmar-Hopp-Allee 16, 69190 Walldorf, Germany, and may also be viewed on the Internet at www.sap.com/agm. They will further be available for inspection at the general meeting of shareholders. A copy will be sent to any shareholder upon request without delay and free of charge. The contents of the authorizing resolution on the establishment of the SAP Stock Option Plan 2002 are further set out in the invitation to the annual general meeting of shareholders of May 3, 2002, which was published in the German Federal Gazette dated March 22, 2002. The authorizing resolution on the establishment of the SAP AG 2000 Long Term Incentive Plan adopted by the general meeting of shareholders of January 18, 2000 as well as the supplementing and adjusting resolutions adopted by the general meeting of shareholders of May 3, 2001 are available for inspection at the commercial register of Mannheim as part of the notarial record of said general meetings of shareholders. They are also available for inspection at the offices of SAP AG at Dietmar-Hopp-Allee 16, 69190 Walldorf, Germany, and may also be viewed on the Internet at www.sap.com/agm. They will further be available for inspection at the general meeting of shareholders. Copies will be sent to any shareholder upon request without delay and free of charge. The contents of the authorizing resolution on the establishment of the SAP AG 2000 Long Term Incentive Plan are further set out in the invitation to the extraordinary general meeting of shareholders of January 18, 2000, which was published in the German Federal Gazette dated December 9, 1999, and the contents of the supplementing and adjusting resolutions are set out in the invitation to the annual general meeting of shareholders of May 3,2001, which was published in the German Federal Gazette dated March 23, 2001.
It is also proposed that the Executive Board, subject to the consent of the Supervisory Board, be authorized to use treasury shares for the purpose of servicing conversion and/or option rights under convertible and/or warrant-linked bonds issued by the Company under the authorizations granted under the resolutions relating to Item 11 on the agenda of the general meeting of shareholders of May 9, 2006, subsections a) and b), and to transfer such shares to the holders of the conversion and/or subscription rights in accordance with the conditions defined in the aforementioned general meeting resolutions. Transferring treasury shares to fulfill such subscription rights instead of utilizing the contingent capital can in particular counteract the otherwise dilutive effect of such a transaction. The exclusion of subscription rights is thus also in the shareholders’ interests. The authorizing resolutions adopted by the general meeting of shareholders of May 9, 2006 are available for inspection at the commercial register of Mannheim as part of the notarial record of said general meeting of shareholders. They are also available for inspection at the offices of SAP AG at Dietmar-Hopp-Allee 16, 69190 Walldorf, Germany, and may also be viewed on the Internet at www.sap.com/agm. They will further be available for inspection at the general meeting of shareholders. Copies will be sent to shareholders upon request without delay and free of charge. Moreover, the content of such authorizing resolutions is taken from the invitation to the general meeting of shareholders of May 9, 2006, which was published in the electronic version of the German Federal Gazette on March 30, 2006.
Finally, it is proposed that the Executive Board in each case be authorized, subject to the consent of the Supervisory Board, to exclude the shareholders’ subscription rights in respect of fractional shares in the event of a sale of treasury shares by way of an offer for sale to all of the Company’s shareholders. The exclusion of the shareholders’ subscription rights in respect of fractional shares is required in order to ensure the technical implementation of the delivery of acquired treasury shares by way of an offer for sale to the shareholders. The fractions of shares excluded from the shareholders’ subscription rights will be realized either by sale on the stock exchange or in any other manner so as to best further the Company’s interests.
Having considered all of the above circumstances, the Executive Board, together with the Supervisory Board and for the stated reasons, considers the exclusion of the shareholders’ subscription rights in the above cases to be factually justified and reasonable for the shareholders.
Report of the Executive Board concerning Item 8 on the agenda
Under Item 8 on the agenda of the general meeting of shareholders of May 10, 2007, the Executive Board and the Supervisory Board propose that the Executive Board be additionally authorized to use, in connection with the repurchase of treasury shares, equity derivatives in the form of put or call options on shares in the Company. The Executive Board submits the present report for the purpose of setting forth the reasons for the use of equity derivatives in connection with the acquisition of treasury shares, which report, constituting an integral part of the present invitation, is also available to the shareholders for inspection at the general meeting of shareholders and, as of the day of the calling of the general meeting of shareholders, at the offices of the Company. The report may also be viewed on the Internet at www.sap.com/agm and will be sent to any shareholder upon request:
1.	Purpose of the authorization to use equity derivatives

Under Item 7 on the agenda of the general meeting of shareholders of May 10, 2007, the Executive Board and the Supervisory Board propose that the Executive Board be authorized to acquire shares in the Company with a pro rata amount of capital stock represented by such shares of up to € 120 million in aggregate. In addition to said authorization, the Executive Board and the Supervisory Board, under Item 8 on the agenda of the general meeting of shareholders of May 10, 2007, propose that the Executive Board be authorized, subject to the consent of the Supervisory Board, which consent may be granted generally, i.e. in relation to a specific term or a specific volume, to use equity derivatives in the form of put and call options in connection with the repurchase of treasury shares. This will enable the Company to make use of additional alternative opportunities so as to identify the optimized structure in respect of the repurchase of shares. In this regard, the Executive Board intends to use put and call options only in addition and supplementary to traditional share repurchases and only to repurchase a minor portion of the total number of treasury shares to be acquired by means of such equity derivatives.

Under a put option, the writer is obligated to purchase a predetermined number of shares at a predetermined price (exercise price). In return, said writer receives an option premium. The exercise of the put option is financially reasonable for the relevant holder if the price of the subscribed share is below the exercise price, as the holder may then sell the shares to the writer at the higher exercise price.

When purchasing a call option, the purchaser, in return for the payment of an option premium, is granted the right to purchase a predetermined number of shares at a predetermined price (exercise price) from the writer of the option. The exercise of the call option is financially reasonable for the relevant holder if the price of the subscribed share is above the exercise price, since the holder may then purchase the shares from the writer at the lower exercise price.

The use of put and call options in connection with the repurchase of shares is intended to enable the Company to make use of lower share prices and to thus reduce the Company’s expenses.

Put options may be sold, for instance, if the Company, in the event of a low SAP share price, intends to repurchase treasury shares but is not certain as to the best time for repurchase, i.e. the point in time of the most favorable SAP share price. In such event, the Company may benefit from selling put options at an exercise price below the SAP share price at the time of the sale of the put option. In return for the obligation to purchase a predetermined number of treasury shares at a predetermined price (exercise price), the Company will receive an option premium. In addition to the collection of the option premium, the use of put options is also advantageous as, firstly, the repurchase (as opposed to instantaneous repurchase) will be made at a lower price level and, secondly, the purchase price will be due for payment upon the exercise of the option only, i.e. liquidity will drain with a time lag.

The following example may help illustrate this mechanism: Assuming that the SAP share price amounted to € 40 at the time of the sale of the put option, the exercise price of the put option was € 35 and the option premium payable was € 3 per put option, the following would apply: If, e.g., the price of the SAP share amounted to € 30 after three months and the option was exercised accordingly, SAP AG would have to purchase the shares at € 35, which would result in an outflow of funds in the amount of € 32 (purchase price less option premium). As compared to an instantaneous purchase at the time the option is issued ( € 40), the amount saved in connection with the acquisition is € 8. Assuming that the price was € 50 after three months, the option would not be exercised and SAP AG would not have to purchase any shares; SAP AG, however, would collect the option premium of € 3. If, however, such treasury shares are required for the purpose of servicing, for instance, subscription rights under stock options by way of treasury shares instead of the issue of new shares from contingent capital, the Company would in this case have to purchase the shares at € 50.

Although the use of put options involves the risk of whether or not a repurchase is actually effected and, associated therewith, the risk that the Company, if necessary, will have to purchase the shares at a price which is above the stock exchange price at the time the put option is issued, the Executive Board, in agreement with the Supervisory Board, is convinced of the benefits connected with the use of put options supplementary to traditional share repurchases.

It is further proposed that the Executive Board be authorized to use call options in connection with the repurchase of shares. This may be reasonable, for instance, if the Company intends to service subscription rights under stock options by means of treasury shares instead of issuing new shares from contingent capital. For said purpose, the Company will be able to purchase a sufficient number of treasury shares when share prices are low. It may also, however, purchase call options in return for the payment of an option premium, and thus hedge against an upward movement in share prices. This may be expedient, in particular, if at any time during a period of favorable share prices, it is not yet foreseeable in what scope subscription rights will be exercised and treasury shares will be required for their servicing. The advantages of this mechanism do not only reside in liquidity draining upon the exercise of the call options by SAP AG only, but also in the fact that the Company will have to purchase only as many shares as will actually be required for the purpose of servicing subscription rights.

2.	Equity derivatives available for use

In connection with the purchase of treasury shares, it is proposed that the Company or any dependent group company of SAP AG within the meaning of Section 17 AktG or any third party acting on behalf or for the account of the Company or such dependent group company (hereinafter together “SAP”) be enabled to conclude option contracts with a financial institution. This may be either in the form of a put option with SAP acting as the writer or the acquisition of a call option by SAP from a financial institution acting as the option writer. In both cases, the relevant financial institution, upon the exercise of the relevant option, may only deliver shares which it previously acquired on the stock exchange, subject to compliance with the principle of equal treatment, at the then current stock exchange price of the share in the XETRA trading system (or any successor system) of the Frankfurt Stock Exchange. In the event that a put option contract is concluded with a financial institution, an obligation to such effect will have to be agreed as part of such contract. Upon the conclusion of a call option agreement, SAP may exercise the option only if it is ensured that the financial institution, upon the exercise of the relevant option, will only deliver shares which it previously acquired on the stock exchange, subject to compliance with the principle of equal treatment, at the then current stock exchange price of the share in the XETRA trading system (or any successor system) of the Frankfurt Stock Exchange. The obligation of said financial institution to only deliver shares which it previously acquired on the stock exchange, subject to compliance with the principle of equal treatment, at the then current stock exchange price of the share in the XETRA trading system (or any successor system) of the Frankfurt Stock Exchanges is intended to ensure compliance with the principle of equal treatment of the shareholders as provided in Section 71 (1) no. 8 sentence 4 AktG.

In the event that the acquisition of the shares is effected by means of a put or call option contract with a financial institution with the proviso that said financial institution, upon the exercise of the relevant option, will only deliver shares which it previously acquired on the stock exchange, subject to compliance with the principle of equal treatment, at the then current stock exchange price of the share in the XETRA trading system (or any successor system) on the Frankfurt Stock Exchange, the shareholders will have no claim as to the conclusion of option contracts with SAP. This is aimed at enabling the Executive Board/Supervisory Board to selectively conclude option contracts with financial institutions so as to obtain, based on the use of “near-market” exercise prices and option premiums, the most favorable option conditions available. This will allow to obtain, due to the increased flexibility in implementing measures without delay, the utilization of favorable price developments at short notice and, thus, optimized conditions as compared to a public offer to all shareholders regarding the conclusion of option agreements.

It is further proposed that the Company be enabled, for the purpose of acquiring treasury shares, to sell put options on the stock exchange. Any such option contracts will have to be concluded with a financial institution beforehand, which will introduce the option rights on a stock exchange after relevant certification. Thus, the principle of equal treatment as provided in Section 71 (1) no. 8 sentence 4 AktG will be complied with. The shareholders will be able to acquire the relevant put options on the stock exchange themselves.

Moreover, it is proposed that the Company be enabled to publicly offer to all shareholders the conclusion of put option contracts or call option contracts, as applicable. This alternative approach will offer all shareholders the option to offer their shares for sale to the Company at a predetermined price as agreed in the option agreement or to collect a call option premium, respectively. It is, however, also proposed to allow, in accordance with the provisions on indirect subscription rights laid down in Section 186 (5) AktG, to conclude put option contracts with an Issuing Company, i.e. a credit institution or an undertaking within the meaning of Section 53 (1) sentence 1 or Section 53 b (1) sentence 1 or (7) KWG subject to the obligation to offer such put options to the shareholders for subscription.

Should the shareholders request the conclusion of more option contracts with the Company than the Company wishes to conclude, or the purchase of more put options that the Issuing Company is in a position to sell, it should also be possible for option contracts to be concluded or put options sold in accordance with the demand among shareholders for conclusion of option contracts or for put options. Only where options contracts are concluded or put options sold on the basis of demand as opposed to the proportions held can the process be executed along economically sound lines. Moreover, it should be possible for options transactions or put options pertaining to limited numbers of shares (up to 100 shares per shareholder) to be given preferential treatment. This option serves to avoid small, generally uneconomic, residual amounts following the exercise of an option, and any corresponding real disadvantage for minor shareholders. It also serves to simplify the actual execution of the acquisition procedure. Provision should also be made for a rounding rule to be applied according to commercial principles in order to avoid fractional shares.

3.	Details on the terms and conditions of the equity derivatives

In detail, the proposal provides for the following mandatory terms and conditions to apply to the options:
a)	The term of the put options used in connection with the purchase of treasury shares may not exceed one year. The longer the term, the higher the probability that the price of the SAP share will unforeseeably deviate from the share price as at the time of the conclusion of the option contract. It is proposed to limit the maximum term so as to prevent excessive deviations. No such limit will be required with regard to the call options, as SAP, as the holder, will be free to determine the exercise date of the call options; it will exercise those call options only if the price of the SAP share at the time of the exercise exceeds the exercise price and such exercise is thus in the interest of SAP.

The final exercise date in relation to the put options must be prior to November 1, 2008, as the repurchase authorization proposed to the general meeting of shareholders of May 10, 2007 will expire on October 31, 2008 and, therefore, the acquisition of treasury shares pursuant to Section 71 (1) no. 8 AktG by virtue of such authorization will not be permissible after said date. For the same reason, it is proposed to generally allow the exercise of the call options aimed at the acquisition of treasury shares only on or before October 31, 2008. Where a call option is concerned, however, SAP, as the holder, may elect to exercise the option only if and to the extent that a valid repurchase authorization has been granted by the general meeting of shareholders. Therefore, it will not be necessary to provide for a final exercise date prior to November 1, 2008. Instead, it will be sufficient to provide that the call options may not be exercised after October 31, 2008, unless a subsequent general meeting of shareholders resolves upon a new relevant repurchase authorization.

b)	It is proposed that the permitted purchase price per share upon the exercise of the option (hereinafter, the “Exercise Price”), in the event that the acquisition of the shares is made by way of a put or call option contract with a financial institution with the proviso that the relevant financial institution, upon the exercise of the options, delivers shares only to the extent it previously acquired shares on the stock exchange, subject to compliance with the principle of equal treatment, at the then current stock exchange price of the share in the XETRA trading system (or any successor system) of the Frankfurt Stock Exchange, may not exceed the average stock exchange price of the SAP share on the Frankfurt Stock Exchange during the three trading days preceding the conclusion of the relevant option contract and calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system) by more than 10% or fall below said price by more than 20%. Thus, SAP, with regard to the permitted purchase price of the shares, will be placed in a position as if it had acquired the shares directly on the stock exchange as at the time of the conclusion of such option contract, since the acquisition authorizations proposed to the general meeting of shareholders of

May 10, 2007 under Item 7 on the agenda, subsection b) aa), provide for the same lowest and highest counter-values for the acquisition of treasury shares on the stock exchange.

If put options are sold on the stock exchange, it is proposed that the Exercise Price per share may not exceed the average stock exchange price of the SAP share on the Frankfurt Stock Exchange during the three trading days preceding the sale of the relevant option on the stock exchange, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system) by more than 10% or fall below said price by more than 20%. In this regard, SAP, with regard to the permitted purchase price of the shares, will also be placed in a position as if it had acquired the shares directly on the stock exchange as at the time of the conclusion of such option contract.

If the conclusion of put or call option contracts is publicly offered to all shareholders or if put option contracts are concluded with an Issuing Company subject to the obligation to offer the options to the shareholders for subscription, it is proposed that the Exercise Price per share may not exceed the average stock exchange price of the SAP share on the Frankfurt Stock Exchange between the ninth and fifth trading day prior to the launching of the offer regarding the conclusion of option contracts or the option purchase offer, respectively, calculated on the basis of the arithmetic mean of the closing auction prices of the SAP share in the XETRA trading system (or any successor system) on the ninth, eighth, seventh, sixth and fifth trading day prior to the launching of the offer regarding the conclusion of option contracts or the option purchase offer, respectively, by no more than 20% or fall below said price by more than 20%. Thus, SAP, with regard to the permitted purchase price of the shares, will be placed in a position as if it had acquired the shares under a direct purchase offer to all shareholders released as at the time of the conclusion of said option contract.
4.	Shareholders’ right to offer

In the event of a repurchase of shares by means of put and call options, the shareholders shall have a right to offer their shares only insofar as SAP is obligated to purchase the relevant shares under the options. Otherwise, the use of put or call options in connection with the repurchase of treasury shares would not be possible, and the Company would not be able to generate the benefits associated therewith.

Having carefully weighed the interests of the shareholders and the Company and having consulted with the Supervisory Board with regard to the benefits resulting from the use of put and call options for the Company as set out above, the Executive Board considers the non-granting or restriction of the shareholders’ rights to offer their shares, respectively, to be a justified approach.
***

Attendance at the general meeting of shareholders
Shareholders are entitled to attend the general meeting of shareholders and to exercise their voting rights only if they register their attendance and furnish evidence of their shareholding to the Company prior to the general meeting of shareholders. The attendance registration must be in German or English and must be received by the Company in text form. The evidence of shareholding must be submitted in the form of evidence prepared by a depositary institution in German or English. The evidence by the depositary institution must relate to the beginning of April 19, 2007 (0:00 hrs. Central European Summer Time — CEST). The attendance registration as well as the evidence of shareholding must be received by the Company by no later than May 3, 2007 at the address below:
SAPAG
c/o Commerzbank AG
ZTB M 3.2.4 General Meetings/Proxy Voting
60261 Frankfurt/Main
Facsimile: +49 (0) 69/136-26351
E-mail: ztbs-hv-eintrittskarten@commerzbank.com
Following receipt of the attendance registration and evidence of their shareholdings by the Company at the above address, the shareholders will be issued with admission tickets serving as identification for the exercise of their voting rights.
Voting by proxy
Shareholders may appoint a proxy, for example a bank or shareholders’ association, or a private individual of their choice, to exercise their voting rights at the general meeting of shareholders.
We offer our shareholders the option to vote by proxy at the general meeting of shareholders by Company designees bound by their instructions. Relevant authorizations and instructions may be given in writing or online at www.sap.com/agm in accordance with the procedures determined by the Company. Such authorizations and instructions may still be given or modified online during the general meeting of shareholders until the commencement of the voting procedure.
Shareholders will receive further information regarding the exercise of voting rights by proxy and a form for issuing such authorizations or instructions together with the admission ticket to the general meeting of the shareholders, from their custodian bank.
Live transmission of the general meeting of shareholders on the Internet
All shareholders of SAP AG and the interested general public may follow the entire general meeting of shareholders on May 10, 2007 from 10:00 a.m. live on the Internet. Unrestricted online access to the live transmission will be possible via www.sap.com/ agm. The opening by the chairman as well as the speech by the Executive Board spokesman (Vorstandssprecher) will also be recorded and available after the general meeting of shareholders.

Shareholder motions and appointment proposals
Counter-motions regarding the proposals of the Executive Board and the Supervisory Board on any specific Item on the agenda as well as nominations for the office of auditor and members of the Supervisory Board may be addressed to:
SAP AG
Investor Relations
Dietmar-Hopp-Allee 16
D-69190 Walldorf
Germany
Facsimile: +49(0)6227/7-40805
or by e-mail to: investor@sap.com
Any motions and appointment proposals transmitted to addresses other than the above will not be considered for the purposes of access pursuant to Section 126 and Section 127 AktG. We will publish any shareholder motions and appointment proposals requiring public access, including the name of the shareholder concerned, the relevant reasons and, if appropriate, a statement by the Executive Board/Supervisory Board on the Internet at
www.sap.com/agm
All motions and appointment proposals submitted by April 26, 2007, 24:00 hrs., will be considered.
Publication of the invitation
The invitation is published in the electronic German Federal Gazette dated April 2, 2007.
Total number of shares and voting rights
On the date on which the general meeting of shareholders is called, the Company has issued a total of 1,267,555,840 shares, each representing one vote (information in accordance with Section 30b (1) no. 1 WpHG).
Walldorf, April 2007
SAP AG
The Executive Board